OxySure® Systems, Inc.

June 22, 2011

Mr. Geoffrey Kruczek
Securities and Exchange Commission
Washington, D.C. 20549

Re:	OxySure Systems, Inc.
Amendment No. 7 to Registration Statement on Form S-1/A
Filed on May 27, 2011
File Number 333-159402

Dear Mr. Kruczek:

                We have received your comment letter dated June 13, 2011 (the “Comment Letter”) regarding Amendment No. 7 to our Registration Statement on Form S-1/A filed on May 27, 2011 (the “Registration Statement”).  We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter.  The following numbers herein are coordinated to the comment number in the Comment Letter.

1.             We hereby confirm that, prior to the date of effectiveness of the Registration Statement, we intend to register our common stock under Section 12(g) of the Exchange Act on Form 8-A.

Prospectus Summary Page

2.             We have revised the Registration Statement to update our disclosure regarding the FEDC Performance Agreement.  We have also added the following disclosure regarding our financial condition and the repayment of debt to affiliates:

“To date, our sales have been minimal.  As of March 31, 2011 and December 31, 2010, we have incurred net losses from operations and have stockholders’ deficits of $11,762,698 and $11,400,752, respectively.  We have a working capital deficit of approximately $1,439,350 as of March 31, 2011 and $1,476,495 as of December 31, 2010.  These factors raise substantial doubt about our ability to continue as a going concern.  If 100% of the shares are sold in the direct public Offering, approximately $1,000,000 of the offering proceeds will be used for the repayment of debt we owe to our affiliates.”

3.             The last paragraph on page 3 indicates the options outstanding as of the date of the prospectus (which is 2,180,604).  The number on page F-29 relates to the number of warrants outstanding as of March 31, 2011 (which is 2,825,098).

Summary Financial Data

4.             We have labeled the column headings for the year ended December 31, 2009 and as of December 31, 2009 as “Restated.”

Shares Eligible for Future Sale

5.             Actually, the March 23, 2011 agreement filed as Exhibit 10.4.3 does not indicate that a lock-up agreement dated April 15, 2009 will remain in effect.  All lock-up agreements have been cancelled, including the lock-up agreement dated April 15, 2009.  However, legal counsel to Sinacola Commercial Properties, Ltd. has asked for the following language to be in all agreements subsequent to April 15, 2009 to be absolutely clear that the lockup agreement previously mentioned, even though subsequently cancelled by us, does not and would not apply to anything subsequent to April 15, 2009:

“Tenant acknowledges and agrees that the Lockup Agreement between Landlord and Tenant dated April 15, 2009 (the “Lockup Agreement”) shall only apply to warrants issued to Tenant by Landlord prior to April 15, 2009, and shall not and will not apply to the New Warrants issued pursuant to this Agreement.  If necessary, Tenant will amend or modify the Lockup Agreement to ensure the New Warrants will not be included or governed by the Lockup Agreement.”

Management’s Discussion and Analysis of Financial Condition and Results …

Critical Accounting Policies and Estimates

6.             In accordance with ASC 250-10-20, we have revised the Registration Statement because we erroneously used the term "reclassification" when we should have used "restatement," to be consistent with the rest of the report.

Liquidity and Capital Resources

7.             We have revised the Registration Statement to discuss the increase of $100,000 due to the Sinacola fifth and sixth notes.

Going Concern

8.             While these companies have begun marketing our products in earnest, they have not yet met their distribution commitments to maintain exclusivity.  Therefore, we have revised the Registration Statement to remove the references to Afritex and our Brazilian distributor as part of plans to mitigate our going concern qualification.  We have similarly removed those references from the notes to our financial statements.

Results of Operations

9.             We have revised the Registration Statement to revise the disclosures regarding expenses to include cost of goods sold.

Going Concern

10.           We have revised the Registration Statement to state, “We have a draw down provision in place – the JTR Senior Note, which allows the Company to draw down up to $2,000,000.  As at March 31, 2011, we had approximately $1,211,999 available under this facility” to be consistent with our disclosure on page F-38.  Both amounts are now reported as $1,211,999 as of March 31, 2011.  As of the date of this prospectus, we had approximately $1,052,294 available under this facility.

Description of Business

11.           We have expanded the disclosures in the Registration Statement as follows:

“This incentive was structured as a promissory note in the amount of $243,000 issued by us to FEDC.  The promissory note is forgiven over a period of five years, subject to us achieving targets such as headcount and square footage occupied in the city of Frisco.  On August 5, 2008, the amount of $30,000 was forgiven for meeting the first year targets in the Performance Agreement with the FEDC.  The performance targets for the second and third years have not been achieved.  On March 22, 2011 we entered into an Amended and Restated Performance Agreement with the FEDC.  FEDC provided us with economic assistance in the form of a renewal and extension of the forgivable loan of $213,000 together with revised performance credits over five years, commencing on March 22, 2011 and ending on the earlier to occur of: (i) the full payment of the economic incentives; or (ii) March 31, 2016.  We expect that we will achieve the performance target for 2011 from operational cash flow, an existing draw down facility and inventory.  However, achievement of subsequent performance targets will be dependent on the success of this Offering and revenue generation and cash flow.”

Related Party Transactions

12.           We have revised the Registration Statement to add, as footnote disclosures (8) and (9) the amount outstanding under the Senior Note and the number of warrants issued, respectively, pursuant to the Exchange Modification.

Interim Financial Statements

Note 1. Summary of Significant Accounting Policies

Inventory

13.           ASC 330-10-35-1: A departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as their cost.  Where there is evidence that the utility of the goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the difference shall be recognized as a loss of the current period.  This is generally accomplished by stating such goods at a lower level commonly designated as market.

ASC 330-10-35-2: The cost basis of recording inventory ordinarily achieves the objectives of a proper matching of costs and revenues.  However, under certain circumstances cost may not be the amount chargeable against the revenues of future periods.  A departure from cost is required in these circumstances because cost is satisfactory only if the utility of the goods has not diminished since their acquisition; a loss of utility shall be reflected as a charge against the revenues of the period in which it occurs.  Thus, in accounting for inventories, a loss shall be recognized whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes.  The measurement of such losses shall be accomplished by applying the rule of pricing inventories at the lower of cost or market.  This provides a practical means of measuring utility and thereby determining the amount of the loss to be recognized and accounted for in the current period.

Response: We conform to the provisions of ASC 330-10-35-1 and 35-2 as regards accounting for inventory.  On a quarterly basis, management reviews inventory quantities on hand for obsolescence, physical deterioration, changes in price levels and the existence of quantities on hand which may not reasonably be sold within our operating cycle.  In the event that there are inventories that meet any of the criteria mentioned, any differences are recorded as losses, if applicable, in the current period, to ensure that inventory is stated at the lower of cost or market.  Moreover, cost of goods sold is adjusted if there are any changes in inventory, including inventory pricing and inventory obsolescence.

14.           As disclosed previously, the increase in our inventory is primarily related to an increase in new parts inventory purchased in anticipation of future sales and to satisfy orders paid for but that have not yet shipped.  Please see our Deferred Revenue account, which represents sales where product still needs to be shipped.  Deferred Revenue was $255,655 and $239,820 as at December 31, 2010 and March 31, 2011, respectively.  We believe we have made sufficient provision in our increased inventory levels to satisfy our current obligations to ship product.

Stock-Based Compensation

15.           These warrants are not stock based compensation.  In accordance with ASC 470-20-25, they are recorded as equity warrants and the discount is amortized as an interest expense.

16.           The table as presented reflected “…stock based compensation expense for consultants and other non-employees.”  We have revised this table to present “…stock based compensation expense for employees, consultants and other non-employees.”  This revised table now includes the amount of $36,410 reflected as common stock issued for compensation for the three months ended March 31, 2011.

Loss per Share

17.           The 2011 table has been revised to reflect the presentation of the amount shown for the net loss similar to the presentation for 2010.  We have similarly revised the presentation of the amount of loss from operating expenses for 2009 on page F-42.

Note 4. Notes Payable

18.           The renewed note requires varying annual principal payments through December 2015.  The note is non-interest bearing; however, interest has been imputed at 12.34% per annum. The unamortized discount at March 31, 2011 was $66,198.  The face value of the renewed note is $213,000.  Therefore, the net amount of the note as at March 31, 2011 was $146,802. We have revised the disclosure to summarize the new payment terms to be consistent with ASC 470-10-50-5.  We also added to the disclosure a table for future principal payments on this note payable as follows:

2011	$26,000
2012	39,000
2013	44,000
2014	52,000
2015	52,000
$213,000

19.           ASC 470-10-50-5 requires that an entity explain, in summary form within its financial statements, the pertinent rights and privileges of various securities outstanding.  This does not have any relation to the payment terms of the JTR Senior Notes.

20.           We have revised the Registration Statement to make the disclosure on page F-16 consistent with the disclosure on page F-30.  The disclosure on page F-16 now reads as follows: “The debt discount for each issuance under the JTR Second Note and Senior Note is expensed as an interest expense upon issuance.”

21.           We have revised the Registration Statement to report the debt discount associated with Current Notes Payable separately from the debt discount associated with Long-Term Notes Payable.  All conforming changes have been made.  The following tables reflect the amount of debt discount related to each note.  Please also see Annexure A – “BCF Schedule,” provided with this response letter.

	December 31, 2009
Current notes payable	Value of Note	Debt discount
Alcedo Note	100,000	23,707
Total Debt Discount		23,707

Long-term notes payable	Value of Note	Debt discount
Sinacola, First Landlord Note	125,000	77,180
Sinacola, Second Landlord Note	126,407	78,050
Total Debt Discount		155,230

	December 31, 2010
Current notes payable	Value of Note	Debt discount
Sinacola, First Landlord Note	125,000	36,883
Sinacola, Second Landlord Note	126,407	37,299
Total Debt Discount		74,182

Long-term notes payable	Value of Note	Debt discount
Sinacola, Third Landlord Note	110,000	70,853
Sinacola, Fourth Landlord Note	110,715	71,314
Total Debt Discount		142,167

	March 31, 2011
Current notes payable	Value of Note	Debt discount
Sinacola, First Landlord Note	125,000	26,821
Sinacola, Second Landlord Note	126,407	27,123
Total Debt Discount		53,944

Long-term notes payable	Value of Note	Debt discount
Sinacola, Third Landlord Note	110,000	61,187
Sinacola, Fourth Landlord Note	110,715	61,585
Sinacola, Fifth Landlord Note	50,000	31,851
Sinacola, Sixth Landlord Note	50,000	31,851
Total Debt Discount		186,475

Capital Lease

22.          We are hereby revise our prior response to prior comment 23 to state, “We recorded a $22,640 amortization of the premium on the capital leases for VenCore as an interest expense for 2009.” Our prior comment response was incorrect, as we have moved this amount out of selling, general and administrative expense and reclassified it as interest expense.

Note 12. Fair Value Measurements

23.           We have revised the Registration Statement to reflect our Assets Measured at Fair Value on a Recurring Basis as Equity Warrants, and we have added the following footnote disclosure: “(1) Included in Additional Paid in Capital on the Company’s Balance Sheet.”

Annual Financial Statements

Note 1. Summary of Significant Accounting Policies

Equity Warrants

24.           As disclosed in our prior response dated May 27, 2011 these warrants are treated as equity, not liability.  In accordance with ASC 470-20-55-16, the proper accounting treatment is to record an adjustment to additional-paid-in-capital when the unamortized amount of the original discount exceeds the amount necessary for the total discount to be equal to the intrinsic value (FMV).  Please see Annexure A – “BCF Schedule” enclosed herewith.

25.           In accordance with ASC 470-20-55-16, the proper accounting treatment is to record an adjustment to additional-paid-in-capital when the unamortized amount of the original discount exceeds the amount necessary for the total discount to be equal to the intrinsic value (FMV).

Stock-Based Compensation

26.           We have revised the table on page F-49 of the Registration Statement to include a line for common stock options issued as compensation.

Note 4. Notes Payable

27.           Please see Annexure A – “BCF Schedule” enclosed herewith.

Note 8. License and Service Agreements

28.           We extended the term for the Afritex Note because we did not have the cash available to repay the Afritex Note.  Also, we did not want to make the determination to convert the Afritex Note into shares of common stock at the time of the extension.  Thus, we extended the maturity date of the Afritex note to December 16, 2011.  This change to the Afritex Note did not affect the accounting treatment of the Afritex Note because a change in maturity date does not affect or change any aspect of the accounting treatment of the Afritex Note.

29.           The following indicates the revenues (and cash received) from Afritex by reporting period:

	Year Ended December 31, 2009	Year Ended December 31, 2010		Quarter Ended March 31, 2011
Non-recurring License Fee	$-	$225,000	(1)	$-
Royalty	$-	$-		$-
Product Sales	$-	$255,655	(2)	$-
Total	$-	$480,655		$-

(1)	The entire amount of $225,000 was received by us, and there are no accounts receivable related to this item.
(2)	The following table indicates the detail regarding these transactions. All cash has been received, and there are no accounts receivable related to all these items.

Purchase Order Date	Amount	Terms	Payment Received?	Date of Received Payment
5/14/2010	$120,955	Prepayment; FOB Frisco, TX USA	Yes	5/26/2010
10/18/2010	$49,100	Prepayment; FOB Frisco, TX USA	Yes	10/21/2010
12/2/2010	$85,600	Prepayment; FOB Frisco, TX USA	Yes	12/7/2010

30.           The $270,000 is an asset to the Company as the distributor can only distribute and license our products.  As the distributor is not permitted to distribute or license any other competitive product, it is an asset to us.  In accordance with ASC 505-50-25/55 and ASC 605-50-15/25, the proper accounting treatment is to record an asset that will be amortized or expensed over the period of the related contract since there are no specific performance levels other than a time period.  Please see the previously filed Afritex Note Purchase Agreement dated March 26, 2010 (exhibit 10.31).

31.           In accordance with ASC 505-50-25/55 and ASC 605-50-15/25, the proper accounting treatment is to record an asset that will be amortized or expensed over the period of the related contract since there are no specific performance levels other than a time period.  Please see the previously filed Afritex Note Purchase Agreement dated March 26, 2010 (exhibit 10.31).

Since the license agreement is for seven years and the distribution agreement has an initial term of one year, we amortize this other asset as follows:

Year 1	$107,514	(270,000*29.79%)+(270,000*70.21%/7)
Year 2	27,081	(270,000*70.21% /7)
Year 3	27,081	(270,000*70.21% /7)
Year 4	27,081	(270,000*70.21% /7)
Year 5	27,081	(270,000*70.21% /7)
Year 6	27,081	(270,000*70.21% /7)
Year 7	27,081	(270,000*70.21% /7)

Total	$270,000

Note 9. Commitments and Contingency

32.           We confirm that rent expense reflects the net amount of rent expense.  Please see Annexure B – “Deferred Rent Schedule” enclosed herewith.  This schedule provides our deferred rent and leasehold improvement allowance schedule used to calculate straight-line rent expense.

These agreements did not “forgive” any rent payable due to the Landlord.  The agreement was signed in December 2009.  The agreement confirms all outstanding lease payment obligations under the lease up to and including December 31, 2009 are deemed satisfied in full.  The lease remained in good standing and in full force and effect after the agreement was signed.  Please also note that the 50,000 warrants issued to Sinacola in 2007 relate to expenses such as architect plans and so forth, and have been expensed in 2007.  Therefore, no amortization of this item is applicable.

Note 17. Correction of Error to Prior Period Financial Statements

33.           The error correction note shows accumulated deficit broken up between retained earnings (prior to 2009 losses) and net loss for 2009.  Adjusted retained earnings plus adjusted net loss in 2009 equal accumulated deficit as reflected on the balance sheet on page F-41.  Therefore all corrections shown in the note to retained earnings and net loss are adjustments to accumulated deficit.

As of Year Ended Dec 31, 2009
Adjusted Retained Earnings	$(7,838,577)
Adjusted Net Loss	$(2,268,061)
Accumulated Deficit	$(10,106,638)

34.           Based on our understanding of ASC 250-10-50-7(a), we have correctly shown the effect of the correction on each financial statement line item for the balance sheet and income statement and any per-share amounts (basic and diluted per common share) affected for each prior period presented in this report, January 1, 2009 through December 31, 2009.  All adjustments were non-cash adjustments, thus we believe the necessity for a cash flow restatement is not applicable at this time.

In accordance with ASC 250-10-50-7(b), we have recorded all adjustments prior to January 1, 2009 as a cumulative effect on retained earnings as of the earliest period presented in this report, January 1, 2009 through December 31, 2009.

Descriptions regarding the nature of each error adjustment are included in notes (a) through (e) listed below the restatement schedule.

35.           In accordance with ASC 250-10-50-7(b), we have recorded all adjustments prior to January 1, 2009 as a cumulative effect on retained earnings as of the earliest period presented in this report, January 1, 2009 through December 31, 2009.

36.           The note (e) has been restated to say “This entry reclassifies actual selling, general and administrative expense previously recorded as an interest expense.”  We have revised the Registration Statement accordingly.

37.           Journal entry descriptions for the error adjustment entries are included in notes (a) through (e) listed below restatement schedule on F-81.  There are no additional correction journal entries not reflected in Note 17, Correction of Error to Prior Period Financial Statements, page F-81.

Signatures

38.           We have revised the signature page to indicate the individual who signed in the capacity of principal financial officer.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.